Exhibit (a)(1)(B)

TO:	[Employee]
FROM:	JDSUOptionExchange@jdsu.com
SUBJECT:	IMPORTANT NEWS: Launch of JDSU Option Exchange Program
DATE:	October 6, 2010

IMPORTANT NEWS

Included in this message are the details of our previously announced voluntary one-time option exchange program (the “Exchange Program”). The Exchange Program starts today and expires at 11:59 p.m., Pacific Time, on November 5, 2010 (the “Offering Period”).

SHOULD YOU CHOOSE TO PARTICIPATE IN THE EXCHANGE PROGRAM, YOU MUST TAKE ACTION AND COMPLETE BY 11:59 P.M., PACIFIC TIME, ON NOVEMBER 5, 2010

As an eligible participant, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash” as well as the other materials contained in the Tender Offer Statement on Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offer Documents”). These materials and other relevant information are available on a special website we have created for eligible participants in the Exchange Program. These materials will help you to understand fully the risks and procedures associated with the Exchange Program and the terms and conditions of the Exchange Program.

EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic summary of the Exchange Program. Please continue to educate yourself about the Exchange Program by reviewing the Powerpoint presentation called the “JDSU Option Exchange Program” on the Exchange Program website. If you choose to participate in the Exchange Program, we encourage you to do so through this website as well.

Access the JDSU Exchange Program website at: https://JDSU.equitybenefits.com.

Your login: [XXXXX]

Your password: [XXXXX]

This initial password was randomly generated for your first visit to the Exchange Program website. You will be required to choose a new password during your initial login.

ELIGIBILITY

Employees who hold options priced at $15.00 or above and are continuously employed by the Company (or one of its majority-owned subsidiaries) through the completion date of the Exchange Program are eligible. Members of our Board of Directors and our named executive officers are excluded from participating in the Exchange Program.

EXCHANGE DETAILS

OPTION-FOR-RSU EXCHANGE (all employees except those in Canada)

Options will be exchanged for new RSUs covering a lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exercise Price Range	Exchange Ratio (Options to RSUs)
$15.00 – $15.99	3.75 to 1
$16.00 – $21.99	6 to 1
$22.00 – $23.59	15 to 1
$23.60 – $38.00	25 to 1
$38.01 – $1055.00	40 to 1

OPTION-FOR-OPTION EXCHANGE (Canada Employees ONLY)

Options will be exchanged for new options covering a lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exercise Price Range	Exchange Ratio (Options to Options)
$15.00 – $21.99	2 to 1
$22.00 – $22.99	6 to 1
$23.00 – $1055.00	15 to 1

We will not grant any fractional RSUs or replacement options. Instead, if the exchange ratios yield a fractional amount of shares, we will round down to the nearest whole number of shares with respect to each surrendered eligible option on a grant-by-grant basis.

Some key features of the new equity awards to be received by those who participate in the Exchange Program will include:

•

Type of award: Restricted Stock Unit (except for employees in Canada), non-qualified stock options (for employees in Canada only) or cash (if less than 100 aggregate new RSUs or replacement options would have been granted).

•	Vesting period: The RSUs and replacement options vest fully on the first anniversary of grant date. The replacement options for employees in Canada will have a new five-year term.

The new RSUs that French participants receive will vest on the second anniversary of the grant date. In addition, shares of JDSU common stock acquired pursuant to the vesting of these new RSUs cannot be sold until the second anniversary from the vesting date when the respective shares are issued.

•	Exercise price for replacement options: Closing sale price of JDSU’s common stock, as reported on the NASDAQ Global Market, on the grant date of the replacement options.

CASH

•	Eligible options will be exchanged for cash in instances where a participant would receive less than an aggregate of 100 RSUs or replacement options under the Exchange Program.

•	Such cash payments will not be subject to any vesting schedule but will be subject to certain tax withholdings.

TIMING

•	The Offering Period begins at 8:00 a.m., Pacific Time on October 6, 2010 and ends at 11:59 p.m., Pacific Time, on November 5, 2010 unless JDSU decides to extend the Offering Period.

•

Employees who wish to participate in the Exchange Program may elect to do so during this window through the program website referenced above. If you prefer to participate in the Exchange Program using paper forms, you may request the required documentation by sending an e-mail to JDSUQuestions@sos-team.com with the subject line “Exchange Program – Election Form”, or by facsimile to 1-(408) 516-5226. Those electing to use these paper forms instead of the website also must submit all the necessary paperwork by 11:59 p.m., Pacific Time, on November 5, 2010. Failure to submit all the requisite paperwork before the deadline will mean that you will not be able to participate in the Exchange Program.

You may change your election at anytime during the Offering Period. Your latest properly submitted election will be considered your sole valid election.

•

Based on our expected timeline, employees can expect to receive any new RSUs or options in exchange for each eligible option tendered for exchange within a couple of weeks after the end of the Offering Period. This timing is subject to change, however, should JDSU decide to extend the offering period beyond November 5, 2010.

•

If your participation in the Exchange Program makes you eligible for a cash payment instead of a new equity award, such cash payment will be made as soon as practicable after the cancellation of your surrendered options.

MORE INFORMATION:

The Offering Period for this program begins today. There are many things to consider when deciding whether or not to participate in this program and we encourage you to carefully read the Offer Documents before deciding to participate. Please review the Exchange Program website for more information and instructions on how to elect to participate in the program, change a prior election or withdraw your election before the end of the Offering Period.

JDSU makes no recommendation as to whether you should participate in the Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary before deciding whether to participate in this program.

If you have any questions about the Exchange Program, please contact JDSUQuestions@sos-team.com or call 1-(408) 754-4650.

Key legal disclosure

You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside tax, financial and legal advisors before you make any decisions regarding participating in the Exchange Program. Participating in the Exchange Program involves risks that will be discussed in the materials you will be provided. No one from JDSU or any other entity associated with JDSU is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

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